ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 2, 2016	Nathan D. Somogie
(617) 951-7326
Nathan.Somogie@ropesgray.com

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Metropolitan Series Trust (the “Trust”) (File No. 811-03618)

Dear Mr. Oh:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, for use in connection with a special meeting of shareholders of the Trust and each of its series, are the preliminary proxy statement, form of proxy and other materials. Please note that after the facing sheet, these proxy materials are identical to the proxy materials filed today on behalf of the Met Investors Series Trust (File No. 811-10183).

The special meeting of shareholders is expected to be held on February 24, 2017 and is being called for the purposes described in the form of Notice of Special Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are expected to be sent to security holders on or around December 27, 2016.

Please direct any questions regarding this filing to me at (617) 951-7326. Thank you for your attention in this matter.

Sincerely,

/s/ Nathan D. Somogie

Nathan D. Somogie

cc:	Michael P. Lawlor
Brian D. McCabe
Jeremy C. Smith